[CSG Letterhead]

June 19, 2009

BY EDGAR AND BY HAND

Ms. Jessica Barberich

Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

Re:	Credit Suisse Group AG Form 20-F for Fiscal Year Ended December 31, 2008 Filed March 24, 2009 File No. 001-15244

Dear Ms. Barberich:

Credit Suisse Group AG (“Credit Suisse” or the “Group”) is writing in response to the letter from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 8, 2009 setting out comments with respect to the Group’s annual report on Form 20-F for the fiscal year ended December 31, 2008 (the “2008 Annual Report”), filed with the Commission on March 24, 2009.  For ease of reference, the Group has repeated the Staff’s comments in italicized text prior to its responses.

Except when expressly noted otherwise, the Group intends to include in its annual report filed with the Commission on Form 20-F for the fiscal year ended December 31, 2009 the revisions requested by the Staff in its comment letter.

Form 20-F for the year ended December 31, 2008

II – Operating and financial review

Private Banking.

1.              You disclose that you recorded CHF 766 million of net provisions relating to ARS in 2008. Please provide us with a breakout of this amount which discusses the details of any settlements including the counterparties, any fines, and costs included in the provisions. Please clarify if the provisions include any amounts recorded for commitments to repurchase securities from clients and how those amounts were determined, if applicable. Furthermore, in Note 3 you disclose that you recorded additional provisions of CHF 0.3 billion as of December 31, 2008 for private legal proceedings relating to the sale of ARS in connection with your Private Banking business due to developments through March 2009. Based on your disclosure in the Legal proceedings section of your filing, it appears that the additional provisions relate to the ST Microelectronics award. We note that the ST brokers no longer work for your company and have been criminally indicted for actions related to ARS. Please discuss any implications resulting from the outcome of these proceedings in your response. Also, tell us what consideration you gave to SFAS 5 when determining the appropriate accruals and disclosures related to ARS litigation.

Response to Comment 1:

[***]

2.              You disclose that one of the reasons that the operating expenses in Wealth Management increased was a charge of CHF 190 million relating to the close-out of a client’s account. Please explain the details regarding the close-out of this account and how you incurred the charge. Please also tell us management’s expectations for the future regarding other clients closing out accounts.

Response to Comment 2:

[***]

Note 27 — Employee share-based compensation and other compensation benefits

Other compensation benefits

3.              Please tell us what consideration you gave to including a breakout of the type of assets that make up the Asset Pool and where the assets are included in your financial statements.

[***]Additional details are contained in a letter to the Staff of even date herewith, for which the Group has requested confidential treatment.

Response to Comment 3:

We decided that specific disclosure of all the assets comprising the Asset Pool would not provide additional significant information due to the disparate risks in the Asset Pool.  In our 4Q08 financial report and in our 2008 Annual Report, we disclosed that the Asset Pool included illiquid assets originated in Investment Banking, primarily leveraged finance and commercial mortgage-backed securities, and on page 71 of our 2008 Annual Report, we disclosed that we reduced CHF 1.3 billion of leveraged finance risk exposures and CHF 1.2 billion of commercial mortgage risk exposures through the Partner Asset Facility (“PAF”).  CHF 1.2 billion of the CHF 2.1 billion of non-recourse financing of leveraged finance and commercial mortgage assets disclosed on page 71 of our 2008 Annual Report is also included in the Asset Pool.  We also discussed risk reduction through the PAF on page 115 of our 2008 Annual Report. [***] These assets are recorded in the financial statements as trading assets or loans.

4.              In the Investment Banking section of Part II — Operating and Financial Review, you present a table that represents selected risk exposures. In a footnote to the table, you disclose that the impact of the PAF transaction of CHF 1.3 billion was excluded. You also disclose in Note 27 that total compensation expense recognized in 2008 related to PAF was CHF 457 million, and the estimated unrecognized compensation expense as of December 31, 2008 of CHF 229 million will be recognized during 2009. Please explain to us the difference between the amount disclosed as the impact of the PAF transaction and the amounts that were recorded or will be recorded as compensation expense.

Response to Comment 4:

The difference between the amount disclosed as the risk impact of the PAF transaction and the amounts that were recorded or will be recorded as compensation expense relates to the fact that for regulatory capital purposes, the risk transferred to employees through PAF awards, when considered in conjunction with the unrealized loss already recognized on the assets in the Asset Pool, provide sufficient risk mitigation to reduce the risk-weighted asset capital charge on the entire balance of the Asset Pool as agreed with the Swiss Financial Market Supervisory Authority (“FINMA”) under Basel II and FINMA requirements.  The value of the PAF awards totals CHF 686 million, and represents a first-loss interest indexed to the performance of the Asset Pool.  By granting PAF awards and recognizing compensation expense for the value of PAF awards, we reduce risk-weighted assets on the entire Asset Pool.

All PAF assets remain on our balance sheet.  We recognized compensation expense and a liability to employees for CHF 457 million of PAF awards in 4Q08. We recognized compensation expense and an additional liability to employees for CHF 229 million of PAF awards that vested in 1Q09.

[***]Additional details are contained in a letter to the Staff of even date herewith, for which the Group has requested confidential treatment.

Gains and losses on the Asset Pool are not expected to have a significant impact on our future net income.  In future periods, if the value of the Asset Pool increases, we will recognize the gain in trading revenue.  We will also recognize increased compensation expense, as the gain in value of the Asset Pool is attributable to the individuals holding PAF awards.  If the value of the Asset Pool decreases, we will recognize the reduction in trading revenue.  We will also recognize lower compensation expense up to CHF 686 million for reductions in value of the Asset Pool, as all reductions are first attributable to the individuals holding PAF awards.  If the value of the Asset Pool decreases by more than CHF 686 million, the amount in excess of CHF 686 million will impact our net income.

Note 30 – Derivatives and hedging activities

Credit derivatives

5.              We note your disclosures regarding credit derivatives. Please tell us and also consider disclosing in future filings the following information:

•                  Separately quantify the gross realized gains and losses from your credit derivative activity.

•                  Discuss any trends experienced within the portfolio both in terms of positions held and realized gains and losses. Specifically disclose the reasons for the significant changes in the notional amounts as well as the reasons for the changes in the fair values of the credit derivatives. Discuss any expected changes to those trends.

•                  Discuss the types of counterparties (e.g. broker-dealers, other financial institutions, non-financial institutions, and insurance and financial guaranty firms) to your credit protection purchased. Consider quantifying the notional amount of credit derivatives by type of counterparty, separated between whether you purchased protection from the counterparty or sold protection to the counterparty.

•                  Discuss how you incorporated your own credit risk and the counterparty’s credit risk in your valuation of the credit derivative.

Response to Comment 5:

We note that the Financial Accounting Standards Board Staff Position (“FSP”) Financial Accounting Standards (“FAS”) 133-1 and FSP Financial Accounting Standards Board Interpretation (“FIN”) 45-4 do not require any of the disclosures requested in this comment 5 and we have not designed our systems to capture all of the disclosures requested.

•            Separately quantify the gross realized gains and losses from your credit derivative activity.

We manage business activities on a total gain or loss basis without distinguishing between realized and unrealized gains or losses, and our systems are not designed to capture information by product distinguishing between realized and unrealized gains or losses.  We note that SFAS 161 requires similar disclosures for derivative products but allows as an alternative presentation the breakdown of total revenues by major types of risks.  We have provided this alternative presentation on page 100 of our 1Q09 financial report.  To capture the level of detail sought by this request would require significant investment in systems and/or manual processes for information we believe to be of limited usefulness to investors.

•            Discuss any trends experienced within the portfolio.

The presentation of credit derivative information was required by FSP FAS 133-1 and FSP FIN 45-4 for the first time as of December 31, 2008.  In 1Q09 we had:

•                  USD 105 billion (CHF 119 billion) reduction in 1-5 year, investment grade, multi-name instruments;

•                  USD 30 billion (CHF 34 billion) reduction in 1-5 year, investment grade, single-name instruments;

•                  USD 35 billion (CHF 40 billion) reduction in over 5 year, investment grade, multi-name instruments;

•                  USD 15 billion (CHF 17 billion) reduction in over 5 year, investment grade, single-name instruments;

•                  USD 25 billion (CHF 28 billion) reduction in 1-5 year, high yield, multi-name instruments; and

•                  USD 5 billion (CHF 6 billion) increase in over 5 year, high yield, single-name instruments.

These changes reflected a decrease in trading activity and our initiatives to reduce outstanding derivatives.  Credit Suisse believes that the existence of such changes does not necessarily constitute a trend.  We will disclose in management’s discussion and analysis any material trends in the future.

•                  Discuss the types of counterparties to your credit protection purchased.

The scope of disclosure requirements under FSP FAS 133-1 and FSP FIN 45-4 is limited to credit protection written and our disclosures comply with those requirements.  However, as of December 31, 2008, 87% of the notional amount of credit protection purchased by counterparty is comprised of banks and broker dealers and 13% is comprised of other financial institutions (primarily hedge funds).  We will disclose such information in future filings.

•                  Discuss how you incorporated your own credit risk and the counterparty’s credit risk in your valuation of the credit derivative.

Our policy for own and counterparty credit risk is symmetrical and based on whether we believe pricing for the credit derivative is impacted by the credit quality of the counterparty.  We generally do not provide counterparty credit risk adjustments for collateralized derivatives.  We recognize counterparty credit adjustments for corporate counterparties with credit ratings below

AA and for sovereign governments and financial institutions with credit ratings below BB+.  We calculate the credit adjustment based on credit default spreads or, if not available, a matrix of credit default spreads of similar entities.  As Credit Suisse is a financial institution with a credit rating above BB+, we do not provide for an own credit adjustment on the amounts payable by Credit Suisse under credit derivatives.  We did not observe own credit or counterparty credit impacting pricing in our credit derivative receivables and payables for counterparties outside of our policy through December 31, 2008.

[***]

6.              Please clarify for us where your credit derivatives are classified within the fair value hierarchy.

Response to Comment 6:

The following table sets forth our credit derivatives within the fair value hierarchy based on notional amounts as of December 31, 2008:

Fair value hierarchy	Purchased Notional	Sold/Written Notional
	(CHF billion)	(CHF billion)
Level 2	1,541	1,486
Level 3	99	92

Note 32 – Transfers of financial assets and variable interest entities

Securitizations

7.              We note that in 2008 you purchased previously transferred financial assets or its underlying collateral from CMBS and RMBS securitizations. Please tell us the reasons for these purchases and if you expect or are obligated to purchase any other transferred financial assets from these securitizations in the future. Please also tell us if you have any liabilities recorded related to potential future purchases.

Response to Comment 7:

During 2008, we repurchased three commercial loans from three different commercial mortgage loan securitization transactions as the result of the exercise of puts under the securitization documents.  We considered these puts at the time of the transfer of the financial assets and

[***]Additional details are contained in a letter to the Staff of even date herewith, for which the Group has requested confidential treatment.

concluded the fair value at the date of sale was insignificant.  These repurchases totaled CHF 173 million.  We are subject to puts on other securitized commercial loans. We have not recognized a liability for any potential future repurchases under these puts as they are not considered probable.  We believe these puts do not meet the derivative definition as they require physical settlement of loans that are not readily convertible to cash.

During 2008, we repurchased 16 residential mortgage loans from 16 separate residential mortgage loan securitization transactions as a result of representations and warranties under the securitization documents.  We considered these representations and warranties at the time of the transfer of the financial assets and concluded the fair value at the date of sale was insignificant. These repurchases totaled CHF 3 million.  We are subject to representations and warranties on other securitized residential mortgage loans.  We have not recognized a liability for any potential future repurchases under these representations and warranties as they are not considered probable.

Note 33 – Financial instruments

Fair value of financial instruments

We note that FAS 157 does not require any of the disclosures requested in comments 8 through 16, and we have not designed our systems to capture all of the disclosures requested.  We further note that the Financial Accounting Standards Board (“FASB”) has an agenda project (FAS 157 — Improving Disclosures about Fair Value Measurements) that addresses many of the disclosures requested in this comment letter.  In advance of the FASB finalizing its project on improved disclosures, we commit to disclosing the following:

•                  Quantification of transfers into and out of Level 3;

•                  Qualitative disclosure of the reasons for material transfers into and out of Level 3;

•                  Quantification of types of instruments in Level 3 by “major category” as defined in FAS 115 (as amended by FSP FAS 157-4);

•                  Quantification of the gain or loss included in the Level 3 disclosures of items transferred into and out of Level 3; and

•                  Enhanced disclosure regarding the use of broker quotes and pricing services.

8.              We note your rollforward of the assets and liabilities measured at fair value on a recurring basis for Level 3. In future filings please present transfers in and out separately in the rollforward or provide amounts on a gross basis in a footnote to the table. Provide us with your proposed disclosure.

Response to Comment 8:

FAS 157 does not require separate presentation of transfers into and out of Level 3 assets and liabilities.  The example disclosures included in FAS 157 present transfers into and out of Level 3 assets and liabilities on a net basis.  We will, however, quantify in future filings transfers into and out of Level 3 assets and liabilities separately in the rollforward.

9.              Please tell us and disclose in future filings the reasons for the material increases or decreases in Level 3 assets and liabilities resulting from your transfer of assets and liabilities from, or into, Level 1 or Level 2. For the material amounts of assets and liabilities transferred into Level 3, please discuss the specific significant inputs that you no longer consider to be observable.

Response to Comment 9:

Pricing inputs into certain mortgage-backed and corporate debt markets became unobservable during 2008 as executed transaction volumes declined and spreads between quoted prices broadened.  The reduction in price transparency required the use of modeling rather than price observation as the best means of estimating fair value for these instruments.  Significant unobservable inputs to models for pricing these instruments include estimated prepayment rates, estimated default rates, estimated exposure at default and estimated loss given default rates.  As a result of the reduced price transparency and the unobservability of inputs used to value the instruments, Credit Suisse transferred CHF 25 billion of assets from Level 2 to Level 3, and CHF 7 billion of liabilities from Level 2 to Level 3 during 2008.  The transfers primarily related to residential and commercial mortgage-backed securities, collateralized debt obligations and corporate debt.

We will disclose in management’s discussion and analysis increases or decreases in Level 3 assets and liabilities resulting from transfers into and out of other levels in future filings when material.

10.       We note that your rollforward of the assets and liabilities measured at fair value on a recurring basis for Level 3 includes a column titled “Other”. Please tell us what consideration you gave to breaking out this column further into individual asset and liability types.

Response to Comment 10:

FAS 157 requires that “major categories” be used for disclosures of both the fair value hierarchy and the Level 3 rollforward.  FAS 157 does not define major categories.  During the implementation of FAS 157, we considered what information would be meaningful to investors and consulted with industry peers and our auditors.  At the time of adoption, we decided that disclosing the Level 3 rollforward consistent with the balance sheet captions into which the assets fell would be useful information to investors.  Subsequent review of peer filings provided us with a further basis for this presentation given that many peers initially used major categories of “cash” and “derivatives.”  We note that peer practice has evolved to provide more product-level disclosure.

Beginning in our 4Q08 financial report, we provided some quantitative breakdown of the Level 3 assets.  On page 53 of our 2008 Annual Report, we state: “As of the end of 2008, our net Level 3 assets were CHF 74.6 billion, of which 27% were loans and credit products, 24% were mortgage-related and CDO securities, 24% were private equity investments and 20% were equity derivatives and equity-linked securities.”  We provided similar disclosure in our 1Q09 financial report.

The FASB has subsequently issued FSP FAS 157-4, which defines “major categories” under 157 to be the categories required by FAS 115.  We will adopt the requirements of FSP FAS 157-4, including the disclosures by major category as set out in FAS 115, in the notes to the financial statements.

11.       We note your tabular disclosure of gains and losses on assets and liabilities measured at fair value on a recurring basis for Level 3. In future filings please also separately quantify gain or loss for instruments that were transferred into Level 3 during the period. Provide us with your proposed disclosure.

Response to Comment 11:

FAS 157 does not require separate presentation of gains and losses on assets and liabilities measured at fair value on a recurring basis for Level 3.  We have consistently disclosed our policy regarding reporting of gains and losses on Level 3 transfers.  On page 54 of our 2008 Annual Report, we state: “For all transfers to Level 3, we determine and disclose as Level 3 events any gains or losses as measured from the first day of the reporting period, even if the transfer occurred subsequent to the first day of the reporting period.  For all transfers out of Level 3, we determine and disclose as Level 3 events any gains or losses through the last day of the reporting period, even if the transfer occurred prior to the last day of the reporting period.  We believe this provides greater transparency over the financial impact of our Level 3 assets and liabilities.”

We will, however, quantify in future filings gains or losses in Level 3 assets and liabilities resulting from transfers from, or into, other levels during the period.

12.       We note that the net losses and gains related to Level 3 assets and liabilities materially impacted your revenues in 2008 and 2007, respectively. Please disclose in future filings how realized and unrealized gains or losses specifically on Level 3 assets and liabilities affected your results of operations, liquidity or capital resources for all periods presented. Please disclose the reason for any material change in the fair values and consider discussing whether you believe the fair values diverge materially from the amounts you currently anticipate realizing upon settlement or maturity, including the basis for your views. Please provide us with your proposed disclosure.

Response to Comment 12:

FAS 157 does not require disclosure of information regarding Level 3 assets other than those that we have included in our audited financial statements.

We evaluate the results of operations, liquidity and capital resources on an overall basis without distinguishing impacts from Level 1, Level 2 or Level 3 fair valued instruments.  We have a comprehensive and robust valuation process, the objective of which is to arrive at an exit price as set out in FAS 157.  We then evaluate the impact of changes in fair value in management’s discussion and analysis regardless of the level contributing to the change in fair value.  We believe it is most appropriate to evaluate the aggregate impact of changes in fair value by product and business without regard to whether the product is a Level 1, Level 2 or Level 3 asset.

We manage our assets and liabilities measured at fair value on a fair value basis.  We may sell any of these assets at any time.  There may be market factors, such as illiquidity, which significantly impact the fair value of assets.  These market factors could be absent or ameliorated at the time of settlement or maturity of the asset.  However, as it is not our intention to manage these positions to settlement or maturity, we do not believe that disclosing an estimate of settlement or maturity fair value would be meaningful to an investor’s understanding of how management views our business and could be misleading.

We state on page 268 of our 2008 Annual Report:  “The Group employs various economic hedging techniques in order to manage risks, including risks in Level 3 positions.  Such techniques may include the purchase or sale of financial instruments that are classified in Levels 1 and/or 2.  The realized and unrealized gains and losses for assets and liabilities in Level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified as Levels 1 and/or 2.”

Changes in the fair value of Level 3 assets and liabilities do not arise solely from changes in unobservable inputs.  We state on page 268 of our 2008 Annual Report:  “Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within Level 3.  As a result, the unrealized gains and losses for assets and liabilities within Level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.”

We do not propose to include in future filings how realized and unrealized gains or losses specifically on Level 3 assets affect our results of operations, liquidity and capital resources, as we believe we have already provided appropriate disclosure on material aggregate fair value impacts by product and business.

13.       In future filings please expand your disclosure to describe the nature and type of assets underlying asset-backed securities, for example, geographic information and the years of issuance as well as information about the credit ratings of the securities, including changes or potential changes to those ratings. Please provide us with your proposed disclosure.

Response to Comment 13:

As of December 31, 2008, our total amount of asset-backed securities (excluding mortgage-backed securities) was less than CHF 1 billion, or 0.09 percent, of our total assets.  We do not propose to include in future filings additional disclosure for asset-backed securities due to their immateriality.

14.       We note your qualitative disclosures regarding your valuation techniques. In future filings please quantify the extent of your use of brokers and pricing services separately and whether prices/quotes are adjusted. Discuss key judgments in arriving at ultimate fair value used (i.e. how many quotes are obtained, how you arrived at ultimate fair value if multiple quotes are obtained, whether quotes are binding or nonbinding). Please provide us with your proposed disclosure.

Response to Comment 14:

Credit Suisse has numerous controls in place to ensure financial instruments are appropriately valued and that fair value measurements are reliable and consistently determined.  Front office traders are responsible for pricing positions at fair value.  Product control, a back-office function independent from front office revenue-generating personnel, is responsible for determining that the front office pricing is appropriate given all available evidence. As part of this independent price verification, product control ensures observable market prices and market-based parameters are used wherever possible.  Pricing assumptions are also independently reviewed by product control on products containing significant unobservable inputs.  As markets and products develop and pricing becomes more or less transparent, Credit Suisse continues to review and refine its valuations.

Credit Suisse uses a variety of sources for prices and valuation model inputs.  Sources include market exchanges, independent pricing services, broker quotes, actual market transactions, consensus pricing providers, auctions, broker indications and historical transaction data.

Consideration is given to the nature of the quotes (e.g., indicative or firm) and the relationship of recently evidenced market activity to the prices provided.  The number of quotes obtained varies by instrument and depends on liquidity of the particular instrument.  If sources are deemed reliable based on backtesting or other verification procedures, a single source and technique are likely to be considered sufficient.  If pricing sources are not deemed reliable, data is obtained from multiple sources and several valuation techniques may be applied.  While none of these sources or techniques are solely indicative of fair value, they serve as directional indicators for the appropriateness of our estimates.

We will enhance our disclosures regarding the use of broker quotes and pricing services in future filings.

15.       In future filings please include an expanded discussion of how you validate the techniques or models you use to fair value your financial instruments including how often they are performed, personnel involved, etc. Please provide us with your proposed disclosure. Also, please discuss how sensitive the fair value estimates for your material assets and liabilities are to the significant inputs your techniques or models used (i.e. discount rates, prepayment rates, etc).

Response to Comment 15:

Credit Suisse has an embedded governance framework for validation and control of models and data inputs used to value financial instruments.  Valuation models are independently assessed by experienced personnel with appropriate technical and quantitative expertise at inception and on a periodic basis to confirm model appropriateness, theoretical soundness and approaches to calibration.

Valuations and model inputs are assessed by the product control price testing function.  The product control price testing function is responsible for monthly verification of data inputs and valuations to external data.  Where external data is not available, product control uses alternative valuation techniques and benchmarks to ensure the valuation approach is appropriate.

The valuation of financial instruments, including model validation and price testing, is reviewed monthly by management groups with cross-functional representation from trading, risk, product control and finance.  This is part of our overall inventory review process, which assesses the results of product control’s independent price verification, valuation adjustments and significant unobservable parameters.  The monthly inventory review process also determines whether, based on prevailing market conditions, any changes to valuation models or techniques are required.

We do not propose to include in future filings expanded discussion of how we validate the techniques or models we use to fair value financial instruments, as we believe we have already provided appropriate disclosure given the number and variety of financial instruments at Credit Suisse.

Some of the more sensitive observable inputs used to estimate fair value of our material assets include various interest and discount rates.  Some of the more sensitive unobservable inputs used to estimate fair value of our Level 3 assets include probability of default, exposure at default and loss given default rates on debt-related instruments; structured mortgage products also are sensitive to prepayment speeds.  Discounted cash flows and earnings multiples are significant unobservable inputs for our private equity assets.  Life expectancy is the significant unobservable input for our life settlements businesses.  Implied long-term volatility is the significant unobservable input for our equity derivative instruments.  Changes in any of these inputs could have a material impact on our statement of operations depending on the extent of the change and the positions held at the time of change.  We believe the FASB project on improving fair value measurement disclosures will provide a consistent framework for the disclosure of sensitivity of fair value estimates to significant inputs, and our future filings will comply with those disclosure requirements.

16.       For financial instruments affected by a lack of market liquidity, expand your disclosure in future filings to discuss how the lack of liquidity impacted the valuation techniques you used and how you factored illiquidity into the fair value determinations of those financial instruments. Also discuss how and why assumptions changed from period to period. Please provide us with your proposed disclosure.

Response to Comment 16:

In general, we use a market approach valuation technique in valuing our assets.  Substantially all of our assets are financial assets, which do not lend themselves to either a cost or income valuation technique.  In applying the market valuation technique we use quoted or observable prices wherever possible.  When transaction volumes or available pricing sources decline to such an extent that price information is no longer considered relevant, we apply other appropriate market valuation technique approaches, such as modeling with market-based inputs, to determine fair value.  We believe that considering the relevance of available pricing information (including information adversely impacted by illiquidity) is a tenet of the principles of FAS 157 and that this assertion was reiterated by the FASB with its issuance of FSP FAS 157-3 and FSP FAS 157-4.  We also believe it is impractical to provide disclosure on how illiquidity might impact fair value determinations specific to the hundreds of products in which we transact.  We believe we are required to disclose changes in valuations resulting from illiquidity when such changes have a significant impact on our results of operations.  For example, we disclosed in our 2008 Annual Report that illiquidity of pricing sources resulted in changes in the estimate of fair value of our corporate loan assets in the amount of CHF 1.8 billion in 2008 (please see management’s discussion and analysis, on pages 70 and 73, and Note 33 — Financial instruments in V — Consolidated financial statements — Credit Suisse Group, on page 263, of our 2008 Annual

Report).  We believe that the example of this disclosure exemplifies our commitment to complying with the spirit of the Staff’s request when changes due to illiquidity have a significant impact on our results.

We note further that pricing adjustments may be applied to Level 2 and Level 3 financial instruments to reflect illiquidity.  Market-sourced data is primarily used to adjust valuations but management judgment may be required in the absence of reliable market data.  Illiquidity may be reflected directly in the fair value of an instrument through a price or parameter adjustment, or across a product exposure using a portfolio liquidity adjustment.  All significant liquidity assumptions and adjustments are independently reviewed as part of our valuation governance process.

*      *      *

The Group acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Group hopes that its responses adequately address the Staff’s comments.  If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Rudolf A. Bless, Chief Accounting Officer, in Zurich at 011-41-44-333-1968, Eric Smith, Co-Head of Accounting Policy, in New York at 212-538-5984 or me in Zurich at 011-41-44-333-1700.

Very truly yours,

CREDIT SUISSE GROUP AG

/s/ RENATO FASSBIND

Renato Fassbind
Member of the Executive Board
Chief Financial Officer

cc:	Brady W. Dougan
Member of the Executive Board
Chief Executive Officer
Credit Suisse Group AG

Peter F. Weibel
Chairman of the Audit Committee
Credit Suisse Group AG

Romeo Cerutti
Member of the Executive Board
General Counsel
Credit Suisse Group AG

Rudolf A. Bless
Chief Accounting Officer
Credit Suisse Group AG

Eric Smith
Co-Head of Accounting Policy
Credit Suisse Group AG

David I. Gottlieb, Esq.
Cleary Gottlieb Steen & Hamilton LLP